SEC 08025559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FEB 28 2008
Washington, DC
111

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47372

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Source Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

276 Post Road West
(No. and Street)

Westport (City) Connecticut (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Harris (203) 341-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488 (Address) Shelton (City) Connecticut (State) 06484 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Source Capital Group, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

LORI A. MAXEY
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOURCE CAPITAL GROUP, INC.

Years Ended December 31, 2007 and 2006

CONTENTS

DHL&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

We have audited the accompanying statement of financial condition of Source Capital Group, Inc. as of December 31, 2007 and the related statement of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements and supplemental information presented on page 11 of Source Capital Group, Inc., as of December 31, 2006 and for the year then ended, were audited by other auditors, whose report dated February 23, 2007 expressed an unqualified opinion on those statements

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the financial position of Source Capital Group, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. The 2007 information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Shelton, Connecticut
February 26, 2008

Dworken, Hillman, LaMorte & Sterczala P.C.

A member of HLB International
A world-wide organization of accounting firms and business advisers

SOURCE CAPITAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2007	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	**$ 711,419**	$ 668,102
Receivables from clearing brokers	**481,094**	460,443
Deposits with clearing organizations	**253,257**	253,256
Securities owned (Note 2):		
Marketable, at market value	**57,763**	95,986
Not readily marketable, at estimated fair value	**1,911**	7,092
Prepaid expenses and other current assets	**117,243**	144,745
Total current assets	**1,622,687**	1,629,624
Property and equipment (net of accumulated depreciation of $54,546)		
Other assets:		
Security deposits	**49,106**	49,106
Other	**20,055**	18,054
	69,161	67,160
Total Assets	**$1,691,848**	$1,696,784
Liabilities and Shareholder's Equity		
Current liabilities:		
Securities sold, not yet purchased, at market value	**$ 167,900**	$ 3,500
Accounts payable and accrued expenses	**988,787**	1,157,763
Total current liabilities	**1,156,687**	1,161,263
Commitments and contingencies (Note 4)		
Shareholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, 100 shares issued and outstanding	**100**	100
Additional paid in capital	**291,306**	291,306
Retained earnings	**243,755**	244,115
Total Shareholder's Equity	**535,161**	535,521
Total Liabilities and Shareholder's Equity	**$1,691,848**	$1,696,784

See notes to financial statements.

SOURCE CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

Source Capital Group, Inc. (the "Company") organized and incorporated in the State of Delaware, as Source Securities Corp., commenced business on June 1, 1994 and on November 2, 2001 changed its name to Source Capital Group Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission and is the member of The Financial Industry Regulatory Authority (FINRA). In this capacity, the Company executes customer and principal transactions and performs underwriting and investment banking services.

The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a fully disclosed clearance agreement.

The Company is also licensed by the State of Connecticut as a mortgage broker. In this capacity, the Company refers mortgage loan applicants to lending institutions for a fee.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2007 and 2006, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2007 and 2006, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies:

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Equipment and improvements:

Equipment and improvements are carried at cost. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets or the term of the underlying lease. For income tax purposes, accelerated depreciation methods are used.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment banking:

Investment banking represents fees and commissions earned from private placement of securities and sale of interests in oil and gas limited partnerships. Fees are earned and recognized upon closing of each transaction.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Other securities revenue:

Other securities revenue is derived from the following sources and is recognized in the following manner:

Clearing service charges are recognized upon receipt of verified notification from the clearing agent; insurance commission income and related commission compensation are recorded when the insurance contract sale has been closed; and fund raising consulting income and related commission compensation are recorded as income and expense, respectively, when the client has received the capital contribution, for which the consulting fee is rendered.

Mortgage placement fees:

Mortgage placement fees and related compensation expense are recognized upon closing of the related mortgage.

Income taxes:

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items such as income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal and state tax purposes.

Reclassification:

Certain reclassifications have been made to the prior year's financial statements to conform to the current year presentation.

2. **Securities owned:**

Securities owned consist of equity securities of corporate issues.

3. **Employee benefits:**

The Company maintains an employee retirement plan under which employees may defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code. The Company can match employee contributions up to 25% of every dollar a participant contributes up to 3% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $11,500 and $13,100 in 2007 and 2006, respectively.

4. **Commitments and contingencies:**

Leases:

The Company leases certain office equipment and office space under a noncancelable operating leases expiring at various dates through August 2010. The office leases contain escalation clauses.

Future minimum lease payments on these leases are as follows:

Year ending December 31:	
2008	$378,800
2009	367,700
2010	248,400
	$994,900

Rent expense was $362,300 and $383,400 in 2007 and 2006, respectively. Rent expense is reported net of $96,200 and $35,700 of reimbursements from various representatives in 2007 and 2006, respectively.

Contingencies:

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business activities. In the opinion of management, these claims are not expected to have a material adverse effect on the Company's operations.

Clearing agreement:

The Company has a clearing agreement with First Clearing, LLC currently on a month-to-month basis. The Company is currently finalizing a new agreement.

5. Concentrations:

Approximately 28% and 30% of Company revenues were from one investment banking client in 2007 and 2006, respectively.

6. Supplemental disclosure of cash flow information:

Cash paid for:	**2007**	**2006**
Income taxes	**$250**	$ 250
Interest	**$388**	$1,048

7. Rule 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. Net capital requirements:

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $294,495 and $279,443, which exceeded the minimum requirement of $100,000 by $194,495 and $179,443, respectively. The Company's net capital ratio was 3.36 to 1 in 2007 and 4.14 to 1 in 2006.

END